Exhibit 4.4

                               Omnicom GROUP INC.
                        LONG-TERM SHAREHOLDER VALUE Plan

1. Purpose: The purpose of this plan is to create an equity-based incentive program having unique features intended to directly link executive compensation with the creation of long-term, sustainable shareholder value and to bring Omnicom's compensation structures more in line with competitive conditions, thereby assisting in retaining key employees. Accordingly, only options may be awarded under this plan and, unlike Omnicom's normal option awards, options under this plan generally will not vest in whole or in part for six years from the date of grant unless the share price increases 50% (in which case 1/3 will vest), 75% (in which case 67% will vest) and 100% (in which case 100% will vest).

2.    Plan Terms:

      (a) Awards: The Compensation Committee of Omnicom's Board of Directors may, from time to time and on such terms and conditions as it may determine consistent with this plan, authorize awards to employees of Omnicom or its subsidiaries (including members of the Board) of options to buy up to a total of 9.0 million Omnicom common shares.

      (b) Nature of Awards: Awards under this plan will be non-qualified stock options. Options will have ten-year terms.

      (c) Exercise Price: The exercise price for any option may not be less than the fair market value (based on market prices) of the shares covered by the option.

      (d) Option Agreements: Options may be granted pursuant to option agreements in the form annexed to this plan (with such changes in the form as the Compensation Committee may from time to time approve).

3. Administration, Etc.: This plan will be administered by the Compensation Committee in accordance with the procedures normally applicable to it. The Committee will have the power to take or authorize Omnicom to take any action contemplated to be taken by Omnicom under this plan or any option agreement. The Committee will also have the power to amend or modify this plan, but no such amendment or modification may be effected that would impair any rights of an optionee under an option theretofore granted without the optionee's prior written consent.

4. Termination: This plan will terminate as to any shares covered by any option which do not vest or otherwise become exercisable under the terms of an option agreement.